File No. 70-9071
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C.  20549

__________________________________________
AMENDMENT NO. 2 TO FORM U-1 DECLARATION
UNDER
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
____________________________________________

Cinergy Corp.
139 East Fourth Street
Cincinnati, Ohio  45202

(Name of company filing this statement
and address of principal executive office)

Cinergy Corp.

(Name of top registered holding company parent)

William L. Sheafer
Vice President and Treasurer
Cinergy Corp.
(address above)

(Name and address of agent of service)

Applicant requests that the Commission send copies of all notices, orders and communications in connection herewith to:

Jerome A. Vennemann                       James R. Lance
Associate General Counsel                 Manager   Corporate Finance
Cinergy Corp.                             & Financial Risk Management
(address above)                           Cinergy Corp. (address above)

William T. Baker, Jr.
Reid & Priest LLP
40 West 57th Street
New York, New York  10019

The Declaration on Form U-1 in this proceeding, as previously amended, is further amended as follows:

1. Item 1.C.1 ("Short-Term Notes") is hereby restated in its entirety to read as follows:

            1.   Short-Term Notes

       Cinergy proposes to make short-term borrowings from banks or other lending institutions from time to time through December 31, 2002, provided that the aggregate principal amount of such borrowings, together with the aggregate amount of any then-outstanding commercial paper, short-term notes in connection with letter of credit transactions, guarantees pursuant to Release No. 35-26723 and Debentures issued or sold by Cinergy, will not exceed $2 billion at any time outstanding ("Debt Cap").

       Such borrowings will be evidenced by (1) "transactional" promissory notes to be dated the date of such borrowings and to mature not more than one year after the date thereof or (2) "grid" promissory notes evidencing all outstanding borrowings from the respective lender, to be dated as of the date of the first borrowing evidenced thereby, with each such borrowing maturing not more than one year thereafter. Any such note may or may not be prepayable, in whole or in part, with or without a premium in the event of prepayment. The amount of any premium payable by Cinergy would not exceed an amount equivalent to the present value of the stated interest payable on the note in the event the note had not been prepaid, plus accrued interest to the date of prepayment.

       Borrowings will be priced at the lender's prevailing rate offered to corporate borrowers of similar credit quality, which will not exceed the greater of (a) the London Interbank Offered Rate plus 200 basis points, or
(b) a negotiated rate which would not exceed the lender's prime rate plus 200 basis points.

       Cinergy may pay commitment fees based upon the unused portion of a lender's commitment; such fees would not exceed the amount determined by multiplying the unused portion of the lender's commitment by 3/4 of 1%.

       In addition to the short-term notes described above, Cinergy requests authority to issue short-term notes in connection with letter of credit transactions providing credit support for Cinergy subsidiary companies (other than Exempt Entities). In such a transaction, Cinergy would anticipate being required to issue an unsecured demand promissory note to the letter of credit bank evidencing Cinergy's reimbursement obligation with respect to draws under the letter of credit. Each letter of credit would have a stated expiration date not later than one year from the date of issuance thereof. Cinergy would be required to repay amounts drawn under the letter of credit on demand. Interest on unreimbursed amounts would accrue at an annual rate not to exceed the prime rate offered by the letter of credit bank plus 400 basis points. Cinergy may also be required to pay letter of credit fees aggregating not more than 1% of the face amount of the letter of credit.

2.     The following exhibit is filed herewith:

       G-1          Revised form of notice of proposed transactions for
publication in Federal Register


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                                    SIGNATURE

       Pursuant to the requirements of the Act, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: August 13, 1997

                                     CINERGY CORP.

                                     By:   /s/William L. Sheafer
                                     Vice President and Treasurer